Exhibit 99.1

Alps Announces Closing of Business Combination with Globalink Investment Inc.

Alps ordinary shares to list on the Nasdaq under the symbol “ALPS” on October 30, 2025

Kuala Lumpur, Malaysia / Newark, Delaware, October 30, 2025 – Alps Group Inc (the “Company” or “Alps Group”), the parent company of Alps Life Sciences Inc. (“Alps Holdco”), a fully integrated biotechnology research and healthcare platform specializing in predictive, preventive, and precision medicine, and Globalink Investment Inc., a Delaware corporation and a special purpose acquisition company (“Globalink”), today jointly announced the successful completion (“Closing”) of their previously announced business combination (“Business Combination”).

The Business Combination was effected pursuant to the Amended and Restated Merger Agreement, originally dated January 30, 2024, as subsequently amended and restated on May 20, 2024, and further amended on March 6, 2025, April 18, 2025, and September 27, 2025 by and among Globalink, Alps Group, Alps Holdco, Alps Biosciences Merger Sub (“Merger Sub”), GL Sponsor LLC (as Parent Representative), and Dr. Tham Seng Kong (as Seller Representative).

The transaction, which was approved by Globalink’s stockholders on October 7, 2025, was completed through a two-step merger process comprising (1) a Redomestication Merger, pursuant to which Globalink merged with and into Alps Group, with Alps Group continuing as the surviving publicly traded entity, and (2) an Acquisition Merger, completed immediately thereafter, whereby Merger Sub merged with and into Alps Holdco, resulting in Alps Holdco continuing as the surviving entity and becoming a wholly owned subsidiary of Alps Group.

Following the Closing, the ordinary shares of Alps Group Inc will commence trading on the Nasdaq Stock Market under the ticker symbol “ALPS” on October 31, 2025, while the Company’s warrants will trade on the Over-the-Counter Market under the symbol “ALPSW.” On a consolidated basis, the combined company is expected to have an estimated enterprise value of approximately US$1.6 billion.

Leadership and Governance

After the Closing, the Company will operate under the name of Alps Group Inc and the Company’s headquarter will be located in Kuala Lumpur, Malaysia.

Effective upon Closing, the executive officers of Alps Holdco immediately prior to the Closing became the initial executive officers of Alps Group. Dr. Tham Seng Kong will serve as the Chief Executive Officer and Chairman of the Company’s Board of Directors.

Dr. Tham Seng Kong, Chief Executive Officer and Director of the Company, stated:

“Today marks a definitive milestone for ALPS as we join Nasdaq’s global stage. What began as a lifelong passion in genomics and cellular research has evolved into a mission to redefine the future of healthcare. From decoding the human genome to developing next-generation mRNA and personalized vaccines together with cellular therapies, our mission has always been to deliver predictive, preventive, and precision medicine to patients worldwide — at a cost that makes life-saving care accessible to all.”

Say Leong Lim, former Chief Executive Officer and Chairman of the Board of Directors of Globalink, remarked:

“We are pleased to have successfully consummated the Business Combination, marking the beginning of a new chapter for Globalink’s stockholders and the future growth potential of the Company. On behalf of the Board of Directors, I thank our working teams, partners and shareholders for their work and support.”

In connection with the Business Combination, Alps Group, Globalink, and Alps Holdco entered into subscription agreements with certain investors (“PIPE Investors”) for an aggregate subscription amount of approximately US$3,107,875, representing approximately 310,788 ordinary shares of Alps Group (“PIPE Investment”), which was consummated substantially concurrently with the Closing to support the Company’s growth strategy and working capital requirements.

Dr. Tham further noted:

“Our Nasdaq listing establishes ALPS on a global platform amplifying our brand, expanding our reach and, will also accelerate the development of our BioValley initiative, a cutting-edge biotechnology hub designed to foster a collaborative and supportive biotech ecosystem for innovators, investors, scientific talent and patients from across the globe. This is our answer to demonstrating Malaysia’s ability to incubate high-tech companies capable of competing on a global scale. We are committed to bridging gaps in the biotech industry fostering collaboration across research, manufacturing, and clinical applications, both regionally and globally.”

“At ALPS, we are not merely building a company we are building a transformative platform, uniting science, technology, and humanity to shape the next era of global healthcare”

Advisors

Darryl, Edward & Co. acted as legal advisor to Alps Global Holding Berhad. The Law Offices of Jenny Chen-Drake acted as U.S. legal counsel to Alps Group. Hunter Taubman Fischer & Li LLC acted as U.S. legal counsel to Globalink. Chardan acted as exclusive M&A and Capital Markets advisor to Globalink, and Sullivan & Worcester LLP acted as U.S. legal counsel to Chardan.

About Alps Group

Alps Group Inc is the parent company of Alps Life Sciences Inc., an integrated biotechnology platform integrating research and development, medical services, and wellness solutions of advanced therapies under one unified ecosystem aimed at improving healthcare outcomes globally. Alps Group’s mission is to create a fair healthcare ecosystem, to make advance predictive, preventive, and precision medicine accessible and affordable. .

About Globalink Investment Inc.

Globalink is led by Mr. Say Leong Lim, its Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors. Globalink is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release and any written or oral statements made by us in connection with this press release include forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that predict or indicate future events or trends, or the negative of these terms or comparable terminology, although not all forward-looking statements contain such words.

All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, among others, statements regarding the Company’s business strategy, growth plans, financial outlook, market opportunities, and anticipated benefits of the recently completed Business Combination between the Company and Globalink.

Any forward-looking statements contained herein are based on the Company’s current plans, estimates, expectations, and projections, and are not guarantees of future performance. These statements represent management’s expectations as of the date of this press release. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to: (i) integration risks following completion of the Business Combination; (ii) the Company’s ability to execute its strategic and operational plans; (iii) potential litigation or regulatory proceedings relating to the Business Combination; (iv) the Company’s ability to retain and attract key personnel; (v) potential adverse reactions or changes to business relationships resulting from the closing of the Business Combination; (vi) general economic, financial, market, and political conditions; (vii) the Company’s access to capital and financing sources; and (viii) the other risks described under the captions “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s filings with the SEC, including its registration statement on Form F-4, as well as subsequent filings with the SEC, which are available at www.sec.gov.

The Company undertakes no obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts:

Alps Group Inc

Dr. Tham Seng Kong

Email: drtham@alpsmedical.com

Globalink Investment Inc.

Lim Say Leong

Email: sllim@globalinkinv.com